UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 30, 2014	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of China Eastern Airlines Corporation Limited are set out below:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

There are four Board committees. The table below provides membership information of these committees on which each Board member serves.

	Audit and Risk	Nomination and	Planning and	Aviation Safety
Committee	Management	Remuneration	Development	and Environment
Director	Committee	Committee (Note)	Committee	Committee
Liu Shaoyong		chairman (Note)
Ma Xulun				chairman
Xu Zhao	member
Gu Jiadan
Li Yangmin			chairman	member
Tang Bing			member
Sandy Ke-Yaw Liu		member		member
Ji Weidong	member		member
Li Ruoshan	chairman
Ma Weihua		member

Note:	When considering and approving nomination related matters, the Nomination and Remuneration Committee shall be chaired by Liu Shaoyong; when considering and approving remuneration related matters, the Nomination and Remuneration Committee shall be chaired by Sandy Ke-Yaw Liu.

Shanghai, the People’s Republic of China

29 April 2014